

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Michael Behrens
Chief Financial Officer
Nevada Power Co
6226 West Sahara Avenue
Las Vegas, Nevada 89146

  Re: Nevada Power Co
    Registration Statement on Form S-3
    Filed December 11, 2024
    File No. 333-283731

Dear Michael Behrens:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Morris at 202-551-3314 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Energy & Transportation

cc: Alex Young